Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   31-Dec-2016

Amounts in USD

Dates

Collection Period No.	30	
Collection Period (from... to)	1-Dec-2016	31-Dec-2016
Determination Date	12-Jan-2017	
Record Date	13-Jan-2017	
Distribution Date	17-Jan-2017	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2016	17-Jan-2017 Actual/360 Days 33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2016	15-Jan-2017 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	142,175,401.06	123,682,577.53	18,492,823.53	49.200052	0.329057
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**252,675,401.06**	**234,182,577.53**	**18,492,823.53**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	281,507,899.50	263,015,075.97			
Yield Supplement Overcollateralization Amount	49,189,871.20	10,760,454.86	9,993,675.29			
Pool Balance	**1,202,489,808.91**	**292,268,354.36**	**273,008,751.26**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	103,077.17	0.274236	18,595,900.70	49.474288
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$223,706.34**		**$18,716,529.87**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	19,018,596.81	(1) Total Servicing Fee	243,556.96
Interest Collections	612,783.93	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	14,031.47	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	185,892.28	(3) Interest Distributable Amount Class A Notes	223,706.34
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	3,537.01	(6) Regular Principal Distributable Amount	18,492,823.53
Available Collections	**19,834,841.50**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	874,754.67
Available Funds	**19,834,841.50**	**Total Distribution**	**19,834,841.50**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	243,556.96	243,556.96	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	223,706.34	223,706.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	103,077.17	103,077.17	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	223,706.34	223,706.34	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,492,823.53	18,492,823.53	0.00
Aggregate Principal Distributable Amount	18,492,823.53	18,492,823.53	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	488.45
minus Net Investment Earnings	488.45
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	488.45
Net Investment Earnings on the Collection Account	3,048.56
Investment Earnings for the Collection Period	3,537.01

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	292,268,354.36	21,377
Principal Collections	12,222,830.57	
Principal Collections attributable to Full Pay-offs	6,795,766.24	
Principal Purchase Amounts	0.00	
Principal Gross Losses	241,006.29	
Pool Balance end of Collection Period	273,008,751.26	20,649
Pool Factor	22.70%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.55%
Weighted Average Number of Remaining Payments	51.92	25.88
Weighted Average Seasoning (months)	11.34	39.40

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	270,123,041.65	20,475	98.94%
31-60 Days Delinquent	2,259,228.19	134	0.83%
61-90 Days Delinquent	552,895.77	34	0.20%
91-120 Days Delinquent	73,585.65	6	0.03%
Total	273,008,751.26	20,649	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	241,006.29	15	7,929,596.20	320
Principal Net Liquidation Proceeds	13,553.05		795,283.84	
Principal Recoveries	184,263.67		3,402,845.03	
Principal Net Loss / (Gain)	43,189.57		3,731,467.33	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.183%	
Prior Collection Period	(0.445%)	
Second Prior Collection Period	0.434 %	
Third Prior Collection Period	0.361 %	
Four Month Average	0.133%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.310%

Average Net Loss / (Gain)   11,660.84

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.